United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Press Release

Vale signs a binding put option agreement to formalize sale of Vale New Caledonia

Rio de Janeiro, December 08, 2020 – Vale S.A. (Vale) informs that its subsidiary Vale Canada Limited (“VCL”) has signed a binding put option agreement for the sale of its ownership interest in Vale Nouvelle-Calédonie S.A.S. (“VNC”).

In November, Vale announced a period of exclusivity for negotiations with a consortium gathered in a new company called “Prony Resources”, led by current Vale New Caledonia management and employees and supported by both the Caledonian and French authorities with Trafigura as a minority shareholder. Today’s news signals the success of those discussions on the transition and continuity of VNC operations from VCL to a new ownership structure with significant domestic participation and that takes into account the aims of social and environmental responsibility, especially the launching of the dry stacking project called Lucy. It also guarantees continued fulfillment of all commitments in the Pact for Sustainable Development of the Great South, maintaining the sustainable benefits delivered to New Caledonia and especially to the Kanak population of the Grand Sud.

“All parties to this negotiation have invested a significant amount of time and effort to reach a solution for the sustainable future of VNC,” said Mark Travers, Vale’s Executive Director of Base Metals. “Vale and everyone involved in the divestment process – including the South Province of New Caledonia, the French State and VNC employees and management – can be proud of the fact that those efforts have yielded such a positive result.”

The proposed transaction, which is scheduled for completion in the first quarter of 2021 and as to which a reserve of US$500 million will be reflected on Vale’s consolidated financial statements, is subject to consultation with the VNC works council and other conditions, including approvals by Caledonian authorities and the French State.

Vale reaffirms its commitment with its shareholders to transform the Base Metals business, simplifying its operations flowsheet going forward and enabling a continuous focus on core assets, while also honoring its new pact with society, contributing to the maintenance of a sustainable environment for safe operations continuity.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 08, 2020		Head of Investor Relations